EXHIBIT 1

PRESS RELEASE REGARDING THE FILING OF A DRAFT PERLIMINARY PROSPECTUS WITH THE ISRAEL SECURITY AUTHORITY AND TEL AVIV STOCK EXCHANGE .

Attunity Files Draft Preliminary Prospectus
for Possible Public Offering in Israel

BURLINGTON MA, June 4, 2007 – Attunity, Ltd. (NASDAQ: ATTU), a leading provider of enterprise-class software for application and data integration, and solutions in the new and fast growing Composite Workplace Applications market, today announced that it has filed a draft preliminary prospectus with the Israel Securities Authority (ISA) and the Tel-Aviv Stock Exchange (TASE) in connection with a possible underwritten offering solely to the public in Israel. If the offering is completed, the Company intends to dual-list its ordinary shares for trading on the TASE.

There is no assurance that the offering will be completed and no final decision has been made as to the structure and terms of the offering, its size or the securities to be issued, which may include ordinary shares, convertible notes, warrants or a combination thereof. Any public offering in Israel is subject to the publishing of a final prospectus with the approval of the ISA. In accordance with the laws of the State of Israel, a copy of the draft prospectus will not be made available to the public until a permit for the publication thereof, if sought by the Company, is issued by the ISA.

IMPORTANT NOTE: This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities. The securities which may be offered will only be offered in Israel to Israeli residents, will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

About Attunity

Building on nearly 20 years of history delivering data integration solutions, Attunity (NASDAQ: ATTU) is leading the innovative and fast growing Composite Workplace Applications space with its flagship product Attunity InFocus. Attunity InFocus is designed to dramatically enhance the effectiveness of business managers at all levels to focus their judgment, experience and knowledge on resolving business problems, exceptions and issues that tend to dominate their day.

With successful deployments at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, Middle East and China, and through a network of local partners. For more information, please visit us at www.attunity.com

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and Federal Securities laws. For example, when we discuss the role and capabilities of Attunity InFocus in the business applications market, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; uncertainty as to the completion of a contemplated public offering in Israel and the terms thereof, and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2007 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:
Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com